UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

JUSHI HOLDINGS INC.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

48213Y107

(CUSIP Number)

James A. Cacioppo

301 Yamato Road, Suite 3250

Boca Raton, FL 33431

(561) 617-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Cacioppo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,674,848 (1)
	8	SHARED VOTING POWER 26,477,498 (2)
	9	SOLE DISPOSITIVE POWER 19,674,847 (1)
	10	SHARED DISPOSITIVE POWER 26,477,498 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,152,346 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 8,885,000 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of stock options within sixty days from July 31, 2024; and (ii) 6,270,221 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(2)	Includes all securities beneficially owned by Mr. Cacioppo (in accordance with rule Rule 13d-3(d)(1)) through his ownership and/or control of the other Reporting Persons identified herein.
(3)	Includes all securities directly or beneficially (in accordance with rule Rule 13d-3(d)(1)) owned by Mr. Cacioppo.
(4)	Excludes (i) 2,500,000 Subordinate Voting Shares underlying stock options which are unvested and not exercisable within sixty days from July 31, 2024 and (ii) 75,420 Subordinate Voting Shares underlying the warrant held by Serpentine Capital Management III LLC which are subject to a beneficial ownership limit of 19.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares issuable upon exercise of the warrant and not exercisable within sixty days from July 31, 2024.
(5)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (“SEC”) on May 9, 2024, plus (ii) 8,885,000 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of stock options within sixty days from July 31, 2024, and (iii) 25,348,881 Subordinate Voting Shares which Mr. Cacioppo or the other Reporting Persons listed herein has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500,000 (6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,500,000 (6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24% (7)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(6)	Includes 4,000,000 Subordinate Voting Shares which OEP Opportunities, L.P. has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(7)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 4,000,000 Subordinate Voting Shares which OEP Opportunities, L.P. has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,335,000 (8)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,335,000 (8)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,000 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17% (9)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(8)	Includes 2,935,000 Subordinate Voting Shares which One East Capital Advisors, LP has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(9)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 2,935,000 Subordinate Voting Shares which One East Capital Advisors, LP has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,350 (10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,703,350 (10)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,350 (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34% (11)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(10)	Includes 4,000,000 Subordinate Voting Shares which One East Partners L.P. has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(11)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 4,000,000 Subordinate Voting Shares which One East Partners L.P. has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ST 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 795,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 795,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40% (12)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(12)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAC Serpentine LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000 (13)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900,000 (13)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46% (14)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(13)	Consists of 900,000 Subordinate Voting Shares which JAC Serpentine LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(14)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 900,000 Subordinate Voting Shares which JAC Serpentine LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Serpentine Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,719,080 (15)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,719,080 (15)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,080 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.86% (16)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(15)	Consists of 3,719,080 Subordinate Voting Shares which Serpentine Capital Management II, LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(16)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 3,719,080 Subordinate Voting Shares which Serpentine Capital Management II, LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Serpentine Capital Management III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,524,580 (17)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,524,580 (17)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,580 (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (18)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.76% (19)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(17)	Consists of 3,600,000 Subordinate Voting Shares which Serpentine Capital Management III LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.
(18)	Excludes 75,420 Subordinate Voting Shares underlying the warrant held by Serpentine Capital Management III LLC which are subject to a beneficial ownership limit of 19.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares issuable upon exercise of the warrant and not exercisable within sixty days from July 31, 2024.
(19)	The percentage of class was calculated based on (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, and (ii) 3,524,580 Subordinate Voting Shares which Serpentine Capital Management III LLC has the right to acquire through exercise of warrants within sixty days from July 31, 2024.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is the Subordinate Voting Shares of Jushi Holdings Inc., a British Columbia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 301 Yamato Road, Suite 3250, Boca Raton, FL 33431.

Item 2. Identity and Background

(a) As used in this statement, the term “Reporting Persons” collectively refers to:

1. James A. Cacioppo (“Cacioppo”)

2. OEP Opportunities, L.P.

3. One East Capital Advisors, LP

4. One East Partners L.P.

5. ST 2 LLC

6. JAC Serpentine LLC

7. Serpentine Capital Management II, LLC

8. Serpentine Capital Management III LLC

(b) The business address of the Reporting Persons is 301 Yamato Road, Suite 3191, Boca Raton, FL 33431.

(c) Cacioppo is a limited partner of OEP Opportunities, L.P. and the managing partner of One East Capital Advisors, L.P., which is the investment manager of OEP Opportunities, L.P.. Cacioppo is a limited partner of One East Partners LP and the managing partner of One East Capital Advisors, LP. Cacioppo is the managing member of ST 2 LLC. Cacioppo is the managing member of JAC Serpentine LLC. Cacioppo is a managing member of Serpentine Capital Management II, LLC. Cacioppo is the managing member of Serpentine Capital Management III LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons have beneficially owned the Subordinate Voting Shares since prior to the Section 12(g) registration of the Subordinate Voting Shares of the Issuer in August 2022. The Subordinate Voting Shares owned by the Reporting Persons consist of shares owned prior to such registration and additional shares acquired since such registration.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Subordinate Voting Shares, Options and Warrants for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Subordinate Voting Shares, Options and Warrants, as they deem advisable to benefit from changes in market prices, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer - subject to limitation based on Cacioppo’s current positions as Chief Executive Officer and member of the Board of Directors of the Issuer.

To evaluate such alternatives, the Reporting Persons routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with other officers or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Subordinate Voting Shares, Options and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Subordinate Voting Shares, Options and Warrants or dispose of all Subordinate Voting Shares, Options and Warrants beneficially owned by them, in the public market or privately negotiated transactions subject to limitation based on Cacioppo’s current positions as Chief Executive Officer and member of the Board of Directors of the Issuer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Subordinate Voting Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for each of the cover pages filed herewith are calculated based upon: (i) 196,643,264 Subordinate Voting Shares outstanding as of March 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2024, plus (ii) the number of Subordinate Voting Shares which the Reporting Person has the right to acquire through exercise of stock options and/or warrants within sixty days from July 31, 2024.

(b) The information relating to the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated herein by reference.

(c) On July 31, 2024, Cacioppo acquired a warrant to purchase 3,600,000 Subordinate Voting Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following document is filed as an exhibit hereto:

99.1	Amended and Restated Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2024	/s/ James A. Cacioppo
JAMES A. CACIOPPO

OEP OPPORTUNITIES, L.P.

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ONE EAST CAPITAL ADVISORS, LP

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ONE EAST PARTNERS L.P.

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Partner

ST 2 LLC

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Managing Member

JAC SERPENTINE LLC

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Managing Member

SERPENTINE CAPITAL MANAGEMENT II, LLC

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Managing Member

SERPENTINE CAPITAL MANAGEMENT III LLC

/s/ James A. Cacioppo
Name: James A. Cacioppo
Title: Managing Member